UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Wave Life Sciences Ltd.

File No. 333- 207379 - CF#32975

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Wave Life Sciences Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 9, 2015, as amended.

Based on representations by Wave Life Sciences Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through September 17, 2020
Exhibit 10.9	through September 17, 2018
Exhibit 10.10	through September 17, 2020
Exhibit 10.18	through October 2, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary